EXHIBIT (d)(29)

Abbey Capital

Abbey Capital Ltd., 1-2 Cavendish Row, Dublin 1, Ireland
Tel: +353 1 828 0400 Email: info@abbeycapital.com
Fax: +353 1 828 0499 Web: www.abeycapital.com

June 30, 2014

Salvatore Faia

President

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE  19809

Re:          The RBB Fund, Inc. — Abbey Capital Futures Strategy Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), Abbey Capital Limited (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from June 30, 2014 through June 30, 2016, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.99% for the Class I Shares of the Fund’s average daily net assets, 2.24% of the Class A Shares of the Fund’s average daily net assets, and 2.99% of the Class C Shares of the Fund’s average daily net assets.

If at any time during the first three years in which the Advisory Agreement is still in effect, the total annual fund operating expenses of the Fund for that year are less than 1.99% for the Class I Shares of the Fund’s average daily net assets, 2.24% of the Class A Shares of the Fund’s average daily net assets, or 2.99% of the Class C Shares of the Fund’s average daily net assets, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund pursuant to this Agreement. The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to the Adviser, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

ABBEY CAPITAL LIMITED

By:	/s/ Andrew Meleady
Name:	Andrew Meleady
Title:	COO

Your signature below acknowledges
acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.